May 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Cascio

Re:	Baxter International Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2012
Filed February 21, 2013
Forms 8-K dated January 24, 2013 and April 18, 2013
Filed January 24, 2013 and April 18, 2013
File No. 001-04448

Dear Mr. Cascio:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 2, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Forms 8-K dated January 24, 2013 and April 18, 2013.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.	We note you present non-GAAP measures adjusted for business optimization and pension settlement charges on page 24. Please tell us how your disclosure about these charges considers the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Brian Cascio

Securities and Exchange Commission

Company Response:

We understand the Staff’s comment and will include additional MD&A disclosures in our future filings. These additional disclosures will include the expected pre-tax cost savings from business optimization initiatives and pension settlements, the initial period in which these cost savings are expected to be realized, and the impacted income statement line items (cost of sales, marketing and administrative expenses and research and development expenses). We will also disclose any changes to these savings estimates and the related impact on our future operating earnings and cash flows. Additionally, in future periods we will disclose whether the anticipated cost savings were achieved.

2.	We also note that you present non-GAAP measures adjusted for business development charges, which are identified as payments in connection with the collaboration agreements described in Note 4 to your financial statements. We see that these payments are generally characterized as research and development, which appears to be a normal recurring operating expense. Further, your disclosure about the arrangements indicates that future payments may be made based upon achievement of development milestones and other events.

•	Please provide us with a detailed discussion of why you believe the payments to collaborators excluded from the non-GAAP measures are not indicative of the operating performance of your business.

•	Further, as your filing discloses that the payments were made under collaborative arrangements, also tell us how you considered the substance of FASB Codification Topic 808 in concluding it is appropriate to present non-GAAP measures excluding payments made to collaborators.

Company Response:

We respectfully submit that we present non-GAAP measures adjusted for business development charges related to collaboration arrangements with third parties due to the discretionary nature of entering into collaboration agreements, the inability of the company to control the research and development activities of the third party that will ultimately determine any future milestone payments, and the uncertainty in timing of future payments related to these arrangements. We believe that these non-GAAP measures may provide a more complete understanding of the company’s operations and may facilitate a fuller analysis of the company’s results of operations, particularly in evaluating performance from one period to another. More specifically, we believe that presenting adjusted research and development expense may provide a more complete understanding of the company’s research and development activities by clarifying which activities are driven by business development initiatives versus internally-driven initiatives.

Brian Cascio

Securities and Exchange Commission

Based on guidance in ASC 808, we recognized the payments to collaborators as research and development expenses in our consolidated GAAP income statement. In addition, we have included the required disclosures for collaboration agreements under ASC 808-50-1, including the income statement classification and amounts attributable to transactions arising from the collaborative arrangements. As discussed above, we believe that the presentation of the non-GAAP measure of adjusted research and development expenses, when used in conjunction with results presented and disclosed in accordance with GAAP, may provide a more complete understanding of the company’s research and development activities.

Income Taxes, page 32

3.	We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed in the income tax rate reconciliation on page 91 and the significant difference between the U.S. statutory rate and your foreign effective rate. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please explain in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. We refer you to item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Company Response:

We currently disclose in MD&A that our effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes and foreign taxes that are different than the U.S. federal statutory rate. In future filings, we will expand this MD&A disclosure to state that the company’s effective tax rate is lower than the U.S. federal statutory rate primarily as a result of lower average foreign effective rates in jurisdictions in which the company operates. We will also discuss the key drivers for significant changes to foreign effective tax rates, such as tax incentives, as well as the risk that our effective tax rate may fluctuate depending on the geographic mix of pre-tax earnings.

Brian Cascio

Securities and Exchange Commission

Item 8. Financial Statements

Note 12. Income Taxes, page 90

Income Tax Expense Reconciliation, page 91

4.	Tell us whether the item “Operations subject to tax incentives” is the aggregate dollar amount of the tax incentives described on page 93 or the combined impact of those incentives and statutory rates that differ from the U.S. statutory rate. If the latter, tell us where you have disclosed the aggregate dollar amount of tax incentives pursuant to SAB Topic 11-C. Also, tell us why the impact of the incentives should not be separately disclosed from the impact of non-U.S. statutory rates in the Income Tax Expense Reconciliation. Refer to Rule 4-08(h) of Regulation S-X.

Company Response:

We respectfully advise the Staff that the item “Operations subject to tax incentives” as presented on page 91 represents the combined impact of the aggregate dollar amount of the tax incentives described on page 93 and the statutory rates that differ from the U.S. federal statutory rate in jurisdictions where Baxter has received tax incentives.

We understand the Staff’s comments and will include disclosure of the aggregate dollar amount of tax incentives in future filings on Form 10-K. We will update disclosures in future filings on Form 10-K to clarify that the “Operations subject to tax incentives” line item description in the Income Tax Expense Reconciliation includes both the aggregate dollar amount of tax incentives (as described on page 93) and the impact of statutory rates that differ from the U.S. federal statutory rate in jurisdictions where Baxter has received tax incentives. In regards to the presentation of the “Operations subject to tax incentives” line item in the Income Tax Expense Reconciliation, we believe that the line item represents one underlying cause for difference from the U.S. federal statutory rate, since the amount illustrates the difference in the actual tax rate applicable to these foreign earnings and the U.S. federal statutory rate. We also respectfully advise the Staff that we have separately presented the impact of non-U.S. statutory rates for foreign operations that are not subject to tax incentives in the line item “Foreign tax (benefit) expense” in the Income Tax Expense Reconciliation.

Brian Cascio

Securities and Exchange Commission

Forms 8-K dated January 24, 2013 and April 18, 2013

5.	We refer to the presentation of net debt on page 12 of the earnings release. In future earnings releases please identify net debt as a non-GAAP measure and provide a reconciliation of that item to the most directly comparable financial measure calculated and presented in accordance with GAAP. Please also provide a statement disclosing the reasons why you believe that presentation of net debt provides useful information to investors regarding your company’s financial condition and results of operations; and to the extent material, provide a statement disclosing the additional purposes, if any, for which you use that non-GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Company Response:

We understand the Staff’s comment and will identify net debt as a non-GAAP measure in future earnings releases. Our future earnings releases will include disclosure of a reconciliation of net debt to total debt (defined as short-term debt, current maturities of long-term debt and lease obligations, and long-term debt and lease obligations as presented on the company’s consolidated balance sheet), which represents the most directly comparable financial measure calculated and presented in accordance with GAAP. We will also include a statement disclosing that we believe that the non-GAAP measure of net debt is useful information to investors as it represents a measure used by management for internal planning purposes and it corresponds with certain financial covenants in our primary credit facilities.

Brian Cascio

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310.

Very truly yours,

/s/ Robert J. Hombach
Robert J. Hombach Corporate Vice President and Chief Financial Officer